Exhibit 99.1

NEWS RELEASE

Gunnison Copper to Commence Trading on NYSE American October 26, 2026, Under Ticker Symbol “GUNN”

American copper. American production. American opportunity. Gunnison Copper expands its U.S. copper growth story to NYSE American with Trading Opening October 26th

October 20, 2026

Phoenix, Arizona — Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”), an American copper company headquartered in Phoenix, is pleased to announce that its American Depositary Receipts (“ADRs”) are expected to commence trading on the NYSE American under the ticker symbol “GUNN”, effective at the opening of trading on or about Monday, October 26, 2026, subject to the effectiveness of the Company’s registration statement with the U.S. Securities and Exchange Commission (“SEC”) and final exchange approvals. Each ADR will represent thirty (30) common shares of the Company. Please see additional details below for investors interested in converting Gunnison common shares into ADRs.

The NYSE American listing marks a significant milestone for Gunnison, providing broader access for U.S. institutional and retail investors to an American copper producer with a major growth project located in Arizona, supplying finished domestic copper to the defense and technology sectors. The listing is expected to enhance the Company’s visibility in U.S. capital markets and support its strategy to continue expanding domestic copper production at a time when securing critical mineral supply chains has become a national priority.

“Trading on the NYSE American under the symbol GUNN is an exciting next step for our Company and an important opportunity to bring Gunnison’s story to a broader U.S. investment audience,” said Craig Hallworth, President and Chief Executive Officer of Gunnison Copper. “Our country needs more Pure American Copper to support its defense capabilities, energy infrastructure, advanced manufacturing and rapidly expanding technology sector. At Gunnison, we are producing finished copper at our Arizona operation, supplying the U.S. defense sector and Amazon Web Services today, and advancing our nationally significant flagship Gunnison Copper Project.”

“Our NYSE American listing aligns our capital markets presence with where we operate, where our copper is produced and where we see a significant opportunity for future growth. We look forward to welcoming new U.S. shareholders as we continue building a leading American copper company.”

Strengthening America’s Domestic Copper Supply Chain

American-Made Copper: From Mine to Finished Product

Gunnison’s Johnson Camp Mine is producing finished copper cathode through its on-site SX/EW facility. Copper is mined, processed and refined on-site, eliminating the need for overseas smelting or refining.

Supplying America’s Defense and Technology Sectors

Gunnison is supplying copper to the U.S. defense sector and Amazon Web Services, supporting domestic supply chains for national security, artificial intelligence infrastructure and advanced manufacturing.

Proven Execution and Permitting Track Record

Gunnison advanced Johnson Camp from construction decision to production in less than 18 months. Its established infrastructure, Arizona permitting experience provide a strong foundation for future development.

Significant American Copper Growth Potential

Gunnison is advancing its flagship Gunnison Copper Project, located approximately 1.5 miles from Johnson Camp, with the potential to substantially expand U.S. copper production and strengthen America’s long-term copper supply security.

NYSE American Listing and ADR Program

The Gunnison Copper ADR ratio is set at thirty (30) Gunnison Copper common shares for each one (1) Gunnison Copper ADR.

Effective October 26, 2026, Gunnison Copper Level II ADRs are expected to commence trading on the NYSE American under the ticker symbol “GUNN”, subject to the effectiveness of the Company’s registration statement with the United States Securities and Exchange Commission (“SEC”) and final exchange approvals.

The Gunnison Copper Level II ADR listing on the NYSE American under ticker symbol “GUNN” is complementary to the Company’s other stock exchange listings and does not affect the Company’s currently listed common shares on the Toronto Stock Exchange (“TSX”) under the symbol “GCU” or on the Frankfurt Stock Exchange (“FSE”) under the symbol “3XS0”.

Commencing on October 23, 2026, United States shareholders may convert Gunnison Copper common shares into ADRs through The Bank of New York Mellon (“BNY”), the depositary bank for the Gunnison Copper ADR program, subject to applicable fees and the terms of the deposit agreement. For details on how to complete the conversion process please refer to the FAQ available on the Company’s website at www.gunnisoncopper.com.

BNY facilitates the issuance and cancellation of Gunnison Copper ADRs in accordance with instructions received from market participants. The Gunnison Copper ADR program will operate in accordance with a deposit agreement filed with the SEC. Investors wishing to convert Gunnison Copper common shares into ADRs may instruct their broker or custodian to arrange delivery of the common shares to BNY’s designated custodian in accordance with the applicable conversion procedures. For questions regarding the issuance and cancellation of ADRs, shareholders may contact BNY at canadadrconversions@bny.com.

Conversion is optional, and existing shareholders are not required to take any action in connection with the NYSE American listing. Shareholders who wish to continue holding their Gunnison Copper common shares on the TSX may do so without any change to their holdings.

The Gunnison Copper Level II ADR program does not constitute a new offering of securities and, therefore, no additional common shares are being issued nor is any capital being raised in connection with the listing of Gunnison Copper ADRs on the NYSE American. Moreover, nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities.

ADRs are negotiable U.S. securities that represent a non-U.S. company’s equity. ADRs trade in U.S. dollars and facilitate cross-border trading. Additional information is available through BNY’s Depositary Receipts website at www.adrbny.com.

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ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration, development, optimization and permitting of the Company’s mineral projects; (vii) the completion of a listing of ADRs on the NYSE American, including the expected trading date; and (viii) the establishment of a Level II ADR program.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will satisfy all of the NYSE American and regulatory requirements to complete a listing of ADRs on the NYSE American, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the ability to achieve the conclusions of the PEA, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, that the Company does not satisfy all of the NYSE American and regulatory requirements to complete a listing of ADRs on the NYSE American , risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Johnson Camp Project, mining does not commence at the Gunnison Copper Project, the assumptions and conclusions set out in the PEA prove incorrect, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

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